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CECILY BROWN

Our most-exited artist, Cecily Brown is featured in a new offering. In 2023, she was Artnet's third-most "bankable" contemporary artist (b. '45-'74), with $46 million in total sales, beating out Banksy and Keith Haring.

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5 Previous Exits

Cecily Brown is our most-exited artist, meaning our team has conviction in our ability to buy and sell in her market at the right time. See the two exits that are similar to our new offering:



Cecily Brown
Masterworks 028

Annualized Net Return (686 Days Held)	35.0%
Initial Offering Size	$899K
Sold For	$1.80M
Profit from $10K investment	$7.6K After Fees



Cecily Brown
Masterworks 151

Annualized Net Return (259 Days Held)	77.3%
Initial Offering Size	$1.28M
Sold For	$2.10M
Profit from $10K investment	$5.0K After Fees

Our previous two exits pictured above. Past performance not indicative of future results.

'Discounted' Offering

Prior to the acquisition in May 24, we internally appraised the painting at $1.75M. Leveraging opportune buying conditions, the painting was acquired below that price. We are offering it for $1.49M.

$1.49M	$1.75M
Offering Size	Appraised Value



~14.3% Below Appraised Value

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On May 31, 2024, the Painting was appraised by Masterworks at a fair market value of $1,750,000. The fair market value appraisal, a copy of which is filed as Exhibit 99.2 to the offering statement of which this offering circular is an integral part, is relevant only as of the date it was issued and is subject to important qualifications and limitations as set forth therein. Although the Company believes the appraisal provides relevant information for investors, it should only be viewed as a statement of opinion, and undue emphasis should not be placed on the appraised amount. Valuation of unique art objects requires a high degree of subjectivity, so while the Company acknowledges that a sale at a public auction is one of the strongest indicators of value, it is not the only piece of information that should be taken into account. Unlike an auction for homogenous commodities with a deep demand base, the market for fine art is far more idiosyncratic and inefficient. The Company believes that it is typical for a buyer to overpay or underpay for an item relative to its fair market value depending on a variety of factors, where a single event can have a significant impact on supply and demand. This is the case because the art market is characterized by a limited number of potential buyers, particularly for items as valuable as the Artwork. Therefore, the singularity of each item, the timing and location of particular sales, and global economic conditions, may all significantly influence the outcome of a sale. The appraisal itself contains valuable information for potential investors, including a description of the methodology and specific attributes of the Artwork considered by Masterworks to be meaningful in the determination of fair market value. Notwithstanding the foregoing, investors should not place undue emphasis on the appraised value. For more information on Masterworks appraisal methodology, conflicts of interest and other important considerations, see "Description of Business – Art Appraisals" in this offering circular.

Previous exits and Offerings featuring Cecily Brown were not included in set of similar sales to the Live Offering which comprise paintings by Cecily Brown with the following criteria: Works on canvas created since 2000 that measure between 17 inches by 20 inches and 50 inches by 50 inches, excluding works that are stylistically different and works that are overtly figurative, as well as The Fox and Geese (2008-2011), Unfurl the Flag (2013) and Bend Sinister (2002) for differences in quality.

Masterworks has offered investments in over 400 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Although 'similar' paintings have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We cannot make any representation that any of the data is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Celebrity affiliation with artist is not an endorsement of Masterworks or Masterworks Offerings.